SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PORTAL SOFTWARE, INC.

(Name of subject company (Issuer))

ORACLE CORPORATION

ORACLE SYSTEMS CORPORATION

POTTER ACQUISITION CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share	736126301
(Title of classes of securities)	(CUSIP number of common stock)

Daniel Cooperman, Esq.

Senior Vice President, General Counsel & Secretary

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

(650) 506-7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Bartley C. Deamer, Esq.

Bingham McCutchen LLP

1900 University Avenue

East Palo Alto, California 94303

(650) 849-4400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

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Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Oracle Press Release Contact(s):

Carol Sato Oracle +1.650.633.5551 carol.sato@oracle.com	Kevin Payne Portal Software +1.408.572.3614 kpayne@portal.com

Oracle Buys Portal Software Expands Oracle’s Applications Drive into Communications and Media

REDWOOD SHORES, Calif.   12-APR-2006   Oracle (NASDAQ: ORCL) today announced that it will acquire Portal Software, Inc. (OTC BB: PRSF.PK), a leading global provider of billing and revenue management solutions for the communications and media industry, through a cash tender offer for $4.90 per share, or approximately $220 million.

“The combination of Oracle and Portal delivers the first end-to-end packaged enterprise software suite for the communications industry,” said Oracle’s President Charles Phillips. “We supply technology and applications to over 90% of communications companies worldwide today, and billing is a logical and complementary addition for those customers.”

Oracle has had a long commitment to the communications industry. 17 of the top 20 most profitable communications companies run Oracle applications. Additionally Oracle’s Siebel Telecom applications have become the standard for telco call centers and customer care. Oracle Database 10g is the leading relational database and TimesTen is the most widely used in-memory database for the communications industry. Oracle Fusion Middleware is the fastest growing service delivery platform for next generation networks using network independent standards.

“This is exactly the kind of combination our customers have been asking for,” said Portal’s Founder and CEO, Dave Labuda. “Bringing together Oracle’s leading ERP, CRM and infrastructure software with Portal’s global billing and revenue management into an integrated solution is a huge win for our customers.”

Portal offers the only billing and revenue management solution with a modern, object-oriented architecture built on Oracle that can bill and manage all communications services including wireline, wireless, broadband, cable, voice over IP, IPTV, music, and video. As communications, publishing, media, and entertainment services converge, Oracle can support companies with a proven offering for billing, customer interaction, and management of digital services and content.

Portal’s management and employees will form a dedicated global communications business unit within Oracle concentrating on billing and revenue management. Bhaskar Gorti, Portal’s current SVP of worldwide sales, service and marketing, will lead the unit as General Manager, and Dave Labuda will become the unit’s CTO.

About Oracle
Oracle (NASDAQ: ORCL) is the world’s largest enterprise software company. For more information about Oracle, please visit our Web site at www.oracle.com

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Trademarks
Oracle, JD Edwards, PeopleSoft and Siebel are registered trademarks of Oracle Corporation and/or its affiliates. PORTAL, and the PORTAL LOGO are trademarks or registered trademarks in the United States and in other countries, all owned by Portal Software, Inc. or its subsidiaries. Other names may be trademarks of their respective owners.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY PORTAL SOFTWARE’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE CORPORATION INTENDS TO FILE. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM ORACLE CORPORATION.